

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Edward J. Lehner
President and Chief Executive Officer
Ryerson Holding Corp
227 W. Monroe St., 27th Floor
Chicago, Illinois 60606

    Re: Ryerson Holding Corp
          Registration Statement on Form S-3
          Filed January 29, 2021
          File No. 333-252568

Dear Mr. Lehner:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Scott Anderegg at 202-551-3342 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services